Exhibit 2

SUPPLEMENTAL INFORMATION TO THE AGENDA FOR THE GENERAL MEETING OF HOLDERS OF NON-REDEEMABLE ORDINARY PARTICIPATION CERTIFICATES “CEMEX.CPO” OF CEMEX, S.A.B. DE C.V. TO BE HELD ON OCTOBER 27, 2014

Why is this CPO Holders' Meeting being called?

At this CPO Holders’ Meeting, holders of at least 75% of the outstanding ordinary participation certificates “CEMEX.CPO”, or CPOs, must be represented at the CPO Holders’ Meeting and resolutions must be approved by the affirmative vote by a majority of the votes validly cast by CPO Holders, in order to modify Clause Twelve of the Trust Agreement number 111033-9, dated September 6, 1999, pursuant to which the CPOs are issued (as amended, from time to time, the “Trust”), entered into by and between Banco Nacional de México, Sociedad Anónima, Integrante del Grupo Financiero Banamex, División Fiduciaria, as Trustee, and CEMEX, S.A.B. de C.V. (“CEMEX”) as Trustor, to: (A) appoint a new Chairman of the Trust’s Technical Committee (the “Trust Technical Committee Chairman”) as a consequence of Mr. Lorenzo H. Zambrano’s passing. Mr. Zambrano was the Chairman of CEMEX’s Board of Directors and the Chairman of the Trust’s Technical Committee; (B) include a procedure for the appointment of the Trust Technical Committee Chairman in the event of resignation, death, disability, absence or any other similar cause which results in his or her permanent absence; and (C) eliminate references to Examiner (Comisario), a position that is not applicable to Publicly Traded Stock Corporation such as CEMEX.

Furthermore, the Trust’s clauses will be restated into a single document to consolidate amendments made to the Trust since its incorporation up until the date of this CPO Holders’ Meeting.

What is the rationale for the proposed amendments to the Trust?

On May 12, 2014, Mr. Lorenzo H. Zambrano, CEMEX’s Board of Directors Chairman and the Trust Technical Committee Chairman passed away. The Trust currently provides Mr. Lorenzo H. Zambrano authority to appoint, replace or remove the members of the Technical Committee; however there is no reference to the process to be followed in the event of permanent absence of the Trust Technical Committee Chairman. On May 15, 2014, CEMEX’s Board of Directors appointed Mr. Rogelio Zambrano Lozano as its Chairman.

In regards with the aforementioned, it is necessary for CPO Holders to approve the amendments to Clause Twelve of the Trust in order to appoint the Trust Technical Committee Chairman and include a procedure for the appointment of the Trust Technical Committee Chairman in the event of resignation, death, disability, absence or any other similar cause which results in his or her permanent absence.

What would the amendments to the Trust Agreement consist of?

It will be proposed to amend Clause Twelve of the Trust in order to: (A) appoint Mr. Rogelio Zambrano Lozano, current Chairman of CEMEX’s Board of Directors, as the Trust Technical Committee Chairman; (B) include a procedure for the appointment of the Trust Technical Committee Chairman in the event of resignation, death, disability, absence or any other similar cause which results in his or her permanent absence. As per the terms of Article 143 of the General Law of Business Companies (Ley General de Sociedades Mercantiles), said procedure would be as follows: in the event of resignation, death, disability, absence or any other similar cause which results in the permanent absence of the Trust Technical Committee Chairman, then the new Trust Technical Committee Chairman would be the member of CEMEX’s Board of Directors that is next in the order of appointment of CEMEX’s Board of Directors approved at the CEMEX Ordinary Shareholders’ Meeting immediately preceding the act or event; and (C) eliminate references to Examiner (Comisario), a position that is not applicable to Publicly Traded Stock Corporation such as CEMEX.

Where can I get more information about CEMEX’s capital stock?

For complete information about CEMEX’s CPOs, ADSs and common stock, you should visit our website at www.cemex.com and read CEMEX’s public filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov.

2